UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE,

YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 1, 2013, and entitled “Orbotech Announces Second Quarter 2013 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at June 30, 2013.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six and Three Months ended June 30, 2013.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Six and Three Months ended June 30, 2013.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Six and Three Month Periods ended June 30, 2013.

6.	Transcript of an earnings conference call hosted by the Registrant to discuss its financial results for the quarter ended June 30, 2013. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Registrant’s website at www.orbotech.com.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2013 RESULTS

•	2013 second quarter:

•	Revenues: $108.8 million

•	Gross margin—improved to 42.8%

•	Non-GAAP net income: $0.29 per share (diluted)

•	GAAP net income: $0.24 per share (diluted)

•	Operating cash flow: $18.1 million

•	2013 third quarter:

•	Revenue guidance: $110 - $115 million

YAVNE, ISRAEL—August 1, 2013—ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2013.

Revenues for the second quarter of 2013 totaled $108.8 million, compared to $95.5 million in the first quarter of 2013 and $97.8 million in the second quarter of 2012. GAAP net income for the second quarter of 2013 was $10.5 million, or $0.24 per share (diluted), compared to GAAP net income of $5.0 million, or $0.11 per share (diluted) for the first quarter of 2013 and GAAP net loss of $0.8 million, or $0.02 per share, in the second quarter of 2012.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report a strong second quarter, in which we posted revenues which exceeded our guidance and recorded net income approximately double that of the first quarter. These reflected improved business conditions as well as the operational efficiency measures that we adopted at the end of last year. Solid consumer demand for sophisticated electronic devices continues to give us grounds for a certain amount of cautious optimism. In the FPD industry we are seeing increased activity as our customers solidify their future investment plans, particularly in China. We believe that in all areas our product development roadmap is successfully addressing the increasingly demanding requirements of our customers, by consistently providing them with innovative and state-of-the-art solutions. At the same time, we are continuing to pursue additional opportunities within the electronic component manufacturing and other adjacent industries.”

Revenues for the first six months of 2013 totaled $204.3 million, compared to $194.3 million recorded in the first six months of 2012. GAAP net income for the first six months of 2013 was $15.5 million, or $0.36 per share (diluted), compared to GAAP net income of $0.8 million, or $0.02 per share (diluted), in the first six months of 2012.

Non-GAAP net income for the second quarter of 2013 was $12.4 million, or $0.29 per share (diluted), compared to non-GAAP net income of $3.1 million, or $0.07 per share (diluted), in the second quarter of 2012. Non-GAAP net income for the first six months of 2013 was $19.3 million, or $0.44 per share (diluted), compared to non-GAAP net income of $10.7 million, or $0.24 per share (diluted), in the first six months of 2012. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $51.1 million in the second quarter of 2013, compared to $47.4 million in the first quarter of 2013 and $46.7 million in the second quarter of 2012; and sales of equipment to the FPD industry were $20.2 million in the second quarter of 2013, compared to $13.2 million in the first quarter of 2013 and $12.3 million in the second quarter of 2012. In the Company’s Recognition Software segment, sales were $1.7 million in the second quarter of 2013, compared to $1.8 million in the first quarter of 2013 and $1.7 million in the second quarter of 2012. In addition, service revenue for the second quarter of 2013 was $35.8 million, compared to $33.1 million in the first quarter of 2013, and $37.2 million in the second quarter, of 2012.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $220.2 million; and debt of $16 million. The Company generated cash of $18.1 million from operations in the second quarter of 2013.

To date, the Company has repurchased 1.55 million of its Ordinary Shares, at a total cost of approximately $17.0 million, under the share repurchase program originally approved in November 2012. Pursuant to approval granted by its Board of Directors, the Company will continue to repurchase shares, up to the originally approved total of $30 million. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

The criminal proceeding against the Company’s Korean subsidiary and certain of its employees is in its final stage. The district court decision is currently expected in the Fall, subject to change depending on the court’s schedule and judicial developments. Orbotech continues to have faith in the judicial process and believes that it has safeguarded customers’ information from inappropriate disclosure in all circumstances. While the Company continues to incur fees and expenses in connection with this matter, the fiscal effect in the second quarter of 2013 was not material.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 Orbotech Ltd. began to account for its 50% interest in the Frontline P.C.B. Solutions Limited Partnership (“Frontline”), the joint venture owned equally by Orbotech Ltd. and Mentor Graphics Development Services (Israel) Ltd.) with respect to computer-aided manufacturing and engineering solutions for PCB production, using the equity method. As a result, the Company now reports its investment in Frontline as a one line item within investments and other non-current assets in the Company’s consolidated balance sheets; and its share of earnings on one line in its consolidated statement of operations. This presentation has been applied in the Company’s financial statements for all prior periods for consistency. The Company’s share in the earnings of Frontline was presented under operating income since Frontline is integrated into the operations of the Company.

An earnings conference call for the Company’s second quarter 2013 results is scheduled for Thursday, August 1, 2013, at 9:00 a.m. EDT. The dial-in number for the conference call is 517-308-9494, and a replay will be available on telephone number 203-369-1653 until August 15, 2013. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2013

	June 30 2013	December 31 2012*
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	151,574	256,663
Short-term bank deposits	53,513	3,014
Marketable securities	7,471	2,238
Accounts receivable:
Trade	185,285	164,482
Other	31,851	29,836
Deferred income taxes	7,799	7,862
Inventories	92,120	93,854

Total current assets	529,613	557,949

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,664	12,788
Funds in respect of employee rights upon retirement	10,589	10,598
Deferred income taxes	15,010	13,634
Other long-term investments	6,388	7,592

	39,651	44,612

PROPERTY, PLANT AND EQUIPMENT, net	25,527	24,559

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	12,422	14,442

	619,657	654,006

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	16,000	64,000
Accounts payable and accruals:
Trade	33,844	27,472
Other	54,202	53,698
Deferred income	17,684	17,388

Total current liabilities	121,730	162,558
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,587	25,221
Deferred income taxes	2,238	2,236
Other tax liabilities	17,586	16,478

Total long-term liabilities	44,411	43,935

Total liabilities	166,141	206,493

EQUITY:
Share capital	2,109	2,102
Additional paid-in capital	277,346	274,856
Retained earnings	244,080	228,569
Accumulated other comprehensive income	651	628

	524,186	506,155
Less treasury shares, at cost	(70,844)	(59,151)

Total Orbotech Ltd. shareholders’ equity	453,342	447,004
Non-controlling interest	174	509

Total equity	453,516	447,513

	619,657	654,006

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2013

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)
REVENUES	204,325	194,314	108,848	97,833	387,008
COST OF REVENUES	117,614	113,805	62,267	58,899	233,447
WRITE—DOWN OF INVENTORIES					14,255

GROSS PROFIT	86,711	80,509	46,581	38,934	139,306
RESEARCH AND DEVELOPMENT COSTS—net	33,333	34,560	17,019	17,347	68,703
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	34,784	36,876	17,522	18,805	73,051
EQUITY IN EARNINGS OF FRONTLINE	(2,347)	(3,735)	(1,164)	(1,907)	(6,764)
AMORTIZATION OF INTANGIBLE ASSETS	2,020	6,064	1,010	2,973	9,907
RESTRUCTURING CHARGES		1,918			5,063
IMPAIRMENT OF INTANGIBLE ASSETS					30,142

OPERATING INCOME (LOSS)	18,921	4,826	12,194	1,716	(40,796)
FINANCIAL EXPENSES (INCOME)- net	548	3,452	(130)	2,356	5,120

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES ON INCOME	18,373	1,374	12,324	(640)	(45,916)
TAXES ON INCOME	3,135	964	1,971	422	456

	15,238	410	10,353	(1,062)	(46,372)
SHARE IN LOSSES OF ASSOCIATED COMPANY	114	65	69	20	165

NET INCOME (LOSS)	15,124	345	10,284	(1,082)	(46,537)
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(387)	(504)	(216)	(292)	(958)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	15,511	849	10,500	(790)	(45,579)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.36	$0.02	$0.24	($0.02)	($1.05)

DILUTED	$0.36	$0.02	$0.24	($0.02)	($1.05)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE—IN THOUSANDS:
BASIC	43,106	43,462	42,891	43,507	43,501

DILUTED	43,621	44,044	43,503	43,507	43,501

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2013

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	15,124	345	10,284	(1,082)	(46,537)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,134	9,912	3,322	4,839	17,919
Impairment of Intangible assets					30,142
Compensation relating to equity awards granted to employees and others—net	1,637	1,806	864	896	3,070
Increase (decrease) in liability for employee rights upon retirement	(634)	104	6	(10)	(640)
Deferred income taxes	(1,311)	(1,199)	(1,260)	(13)	(5,440)
Non-cash expenses in respect of restructuring		601			601
Capital gain from disposal of equipment		(51)		(51)
Amortization of premium and accretion of discount on marketable Securities, net	218		127		588
Equity in earnings of Frontline, net of dividend received	1,244	(1,329)	342	(393)	(1,232)
Other	247	346	2	279	1,498
Decrease (increase) in accounts receivable:
Trade	(20,803)	13,904	(5,320)	16,106	31,725
Other	(1,959)	(1,403)	(928)	810	(2,708)
Increase (decrease) in accounts payable and accruals:
Trade	6,372	(2,621)	10,431	4,384	(4,789)
Deferred income and other	2,958	(15,834)	4,318	(3,551)	(14,679)
Decrease (increase) in inventories	2,122	(3,930)	(4,129)	(1,086)	11,925

Net cash provided by operating activities	11,349	651	18,059	21,128	21,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(6,505)	(3,428)	(3,144)	(1,898)	(9,484)
Withdraw (placement) of bank deposits	(50,499)	65,574	(39,513)	13,694	142,278
Purchase of marketable securities	(327)	(14,935)	(63)	0	(15,614)
Other investments	(200)		(200)
Proceeds from disposal of property, plant and equipment					3,034
Increase in funds in respect of employee rights upon retirement	(124)	(229)	(60)	(65)	(254)

Net cash provided by (used in) investing activities	(57,655)	46,982	(42,980)	11,731	119,960

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(48,000)	(16,000)	(8,000)	(8,000)	(32,000)
Employee stock options excercised	910	611	637	141	719
Acquisition of treasury shares	(11,693)		(9,485)		(1,959)

Net cash used in financing activities	(58,783)	(15,389)	(16,848)	(7,859)	(33,240)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(105,089)	32,244	(41,769)	25,000	108,163
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	256,663	148,500	193,343	155,744	148,500

CASH AND CASH EQUIVALENTS AT END OF PERIOD	151,574	180,744	151,574	180,744	256,663

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2013

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2013	2012*	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	18,921	4,826	12,194	1,716	(40,796)

Equity based compensation expenses	1,637	1,750	864	869	3,070
Restructuring charges		1,918			5,063
Impairment of Intangible assets					30,142
Amortization of intangible assets	2,020	6,064	1,010	2,973	9,907

Non-GAAP operating income	22,578	14,558	14,068	5,558	7,386

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	15,511	849	10,500	(790)	(45,579)

Equity based compensation expenses	1,637	1,750	864	869	3,070
Amortization of intangible assets	2,020	6,064	1,010	2,973	9,907
Restructuring charges, net of tax credit		1,918			4,593
Impairment of Intangible assets					30,142
Share in losses of associated company	114	65	69	20	165

Non-GAAP net income	19,282	10,646	12,443	3,072	2,298

Non-GAAP earnings per diluted share	$0.44	$0.24	$0.29	$0.07	$0.05

Shares used in earnings per diluted share calculation-in thousands	43,621	44,044	43,503	44,131	44,071

*	Applying Equity Based Method to 50% interest in the Frontline P.C.B. Solutions Limited Partnership

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2012.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

CORPORATE PARTICIPANTS

Adrian Auman Orbotech Ltd.—Corporate VP, IR

Asher Levy Orbotech Ltd.—CEO

Amichai Steimberg Orbotech Ltd.—President & COO

Doron Abramovitch Orbotech Ltd.—Corporate VP & CFO

CONFERENCE CALL PARTICIPANTS

Mahesh Sanganeria RBC Capital Markets—Analyst

Tavi Rosner Analyst

Andrew Abrams Avian Securities—Analyst

PRESENTATION

Operator

Welcome and thank you for standing by. At this time all participants are in a listen-only mode until the question-and-answer session. (Operator Instructions)

Today’s call is being recorded. If anyone has any objections, you may disconnect at this time.

I would now like to hand the meeting over to Mr. Adrian Auman. Sir, you may begin.

Adrian Auman—Orbotech Ltd.—Corporate VP, IR

Thank you, operator and good morning, everyone. This is Adrian Auman, Corporate Vice President at Orbotech. Joining me on the call today are Asher Levy, Chief Executive Officer; Amichai Steimberg, President and Chief Operating Officer; and Doron Abramovitch, Chief Financial Officer.

Before starting the call I would like to inform everyone that management will be presenting at the Oppenheimer 16th Annual Technology Internet & Communications Conference in Boston on August 13.

You should have all received a copy of the press release which was issued earlier today. If you have not received this release, please refer to Orbotech’s website at www.Orbotech.com.

Now before starting the call I would like to mention that certain statements that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe, and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risk and some uncertainties.

Any factors could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such forward-looking information. Additional information regarding risk and uncertainties associated with the Company’s business are included in, but not limited to, the Company’s reports filed from time to time with the SEC.

With that said I would like to turn the call over to Asher Levy.

Asher Levy—Orbotech Ltd.—CEO

Thank you, Adrian. Hello, everyone, and thank you for joining us.

We had a strong quarter and we are pleased with the results. This is largely a matter of our own doing. The measures that we adopted at the end of last year are bearing fruit.

In the second quarter the market continued to improve, but is not back yet to the levels of 2011. So we remain cautious but optimistic. Our revenues were on track and our strong operating income reflects the reduction in our breakeven level.

Service revenues increased sequentially in the quarter by 8% and we expect continuing sequential growth in service revenues going forward. Our gross margins also continued to improve, driven primarily by our growth in sales.

Now more specifically, in PCB the trends that drove our business in the first quarter, primarily strong demand for complex, sophisticated personal communications and entertainment devices, continued in the second quarter. ECM also was strong. For the first half of the year we sold about $14 million and are on track for about $30 million for the year.

As you know, one of our target markets for ECM is touchscreen. We recently announced that our LDI 150 laser direct imaging system is now buying used by five of the world’s leading touchscreen makers for production of One Glass Solution touchscreen modules.

Direct imaging is an important area for us and we continue to invest heavily in developing new solutions. During the quarter we sold 45—44, I am sorry, direct imaging systems, up from the 39 systems sold last quarter. So we had a good quarter in PCB.

In FPD we are clearly seeing increased activity among our customers. This is in line with our expectations for the year. We are currently actively engaged in discussions with several key customers about their significant future investment plans, mostly in China. These discussions increase our confidence that we will see continued growth in 2014.

We are pleased that our product development is successfully addressing the increasingly demanding requirements of our customers. So this was a strong quarter for us in China in FPD where we began deliveries of orders previously announced, as well as in PCB.

On the organizational front, we recently announced the creation of two new corporate units—Strategy and Business Development and the Global Product Organization. The idea behind establishing these two units is to accelerate growth by leveraging our core competencies. We have essentially reorganized our R&D operation to make it more efficient and have set up the strategy and business development unit to drive future growth, both organic and inorganic.

As of today, we have bought back approximately 1.55 million shares as part of our planned $30 million share repurchase program. The program began at the end of last year and is scheduled to continue through the end of the year.

Now as to guidance. Next quarter we expect revenues of about $110 million to $115 million.

To conclude, we are happy with our results, encouraged by market activity in our key areas, pleased that the steps we took last year to improve our profitability are effective, and look forward to continuing progress. Now let me turn it over to Doron, our CFO.

Doron Abramovitch—Orbotech Ltd.—Corporate VP & CFO

Thank you, Asher, and good morning, everyone. As Asher said, we had a strong quarter. Revenues grew from $95.5 million in the first quarter to $108.8 million in the second quarter, and we more than doubled our net profit. We are benefiting not only from market conditions, but from the significant measures we took last year to reduce our breakeven level.

Let me start with the key financial results. Revenues for the quarter were $108.8 million exceeding the guidance we provided. Gross margin for the quarter improved to 42.8%, up from the first quarter of last year.

Our service revenues for the quarter increased to $35.8 million and we are still targeting to exceed the 2012 total of $148 million. Non-GAAP income of $12.4 million or $0.29 per share diluted. GAAP net income of $10.5 million or $0.24 per share diluted. Cash flow from operations of $18.1 million and net cash position of $204.2 million at the end of the second quarter.

Now I would like to give the basic numbers for those who may not have the press release in front of them.

Revenues totaled $108.8 million compared to $95.5 million in the first quarter of 2013 and $97.8 million in the second quarter of 2012. 70% of our sales of equipment in this quarter were to the PCB industry and totaled $51.1 million compared to 76%, or $46.7 million, in the second quarter of 2012. 28% of total quarterly sales of equipment were to the FPD industry totaling $20.2 million compared to 21%, or $12.3 million, in the second quarter of last year.

In terms of geographical distribution, I want to emphasize that this quarter 56% of our product revenues were generated in China. Just to give you some sense of proportion, it was 31% in the first quarter of 2013 and 31% in the second quarter of 2012. Also I want to note that in the second quarter 17% of our product revenues were to Korea.

Service revenues for the second quarter of 2013 were 33% of total revenues, or $35.8 million, compared to 35%, or $33.1 million, in the first quarter. We are targeting to exceed 2012 total of $148 million.

GAAP net income for the second quarter of 2013 was $10.5 million, or $0.24 per share diluted, compared to GAAP net loss of $800,000, or $0.02 per share, in the second quarter of 2012. My remaining comments will focus on the non-GAAP financials for the second quarter of 2013. The main differences between the GAAP and non-GAAP results for the quarter are stock compensation expenses and amortization of intangible assets.

Non-GAAP net income was $12.4 million, or $0.29 per share diluted, compared to non-GAAP net income of $6.8 million, or $0.16 per share diluted, in the first quarter of 2013. Gross margin for the quarter were 42.8%, up from both the first quarter this year and the second quarter last year. This increase resulted from the improved revenue mix and the increased utilization of our manufacturing capacity.

Our operating expenses were $34.5 million and we expect them to continue in the range of $34 million to $35 million a quarter for the remainder of the year. We continue monitoring the expenses as part of our breakeven-point model fundamentals.

Turning now to the balance sheet. We ended the quarter with approximately $204 million of net cash. We had strong collections this quarter and that resulted in an operating cash flow of $18.1 million for the quarter. Our DSOs are still high, but we had a strong July in collection and believe we will have reduced the DSOs by the end of the third quarter.

As to our share buyback program which began last December, as of today we have repurchased approximately 1.55 million shares totaling $17 million. The program is for up to $30 million by the end of 2013.

The criminal proceedings against the Company’s Korean subsidiary and certain of its employees is in its final stage. While the Company continues to incur fees and expenses in connection with this matter, the fiscal effect in the second quarter of 2013 was not material.

I will conclude by reiterating the guidance of approximately $110 million to $115 million in revenue for the third quarter. We had a strong quarter in which revenues exceeded our guidance and net income approximately doubled. This reflected improved business conditions as well as cost reduction measures that we adopted at the end of last year. We remain cautious but optimistic.

That concludes my comments and I will now turn the call over to Adrian Auman.

Adrian Auman—Orbotech Ltd.—Corporate VP, IR

Thank you, Doron. Operator, we will take questions now.

QUESTION AND ANSWER

Operator

(Operator Instructions) (inaudible)

Unidentified Participant

Thank you for taking my question. I have got a question regarding the cash flow. Could you—it was a tiny bit slower than last quarter; could you maybe give us some color on that?

Doron Abramovitch—Orbotech Ltd.—Corporate VP & CFO

Did you ask if the cash flow was slower than last quarter?

Unidentified Participant

Yes.

Doron Abramovitch—Orbotech Ltd.—Corporate VP & CFO

No, definitely not. In this quarter we generated $18.1 million cash, while in the previous one it was a negative cash. So total in the first half we generated approximately $15 million cash so the second one was definitely a better one.

Unidentified Participant

Compared to, I’m sorry, 2012?

Doron Abramovitch—Orbotech Ltd.—Corporate VP & CFO

I must say we cannot compare the cash flow between these quarters, because if you may recall in 2011 the revenues were much higher, something like $130 million, $140 million at the end of the last quarter in 2011. So obviously the collections are according to this number.

If you will compare the last quarter, which was supposed to be $100 million revenues, this is the right way to —how to compare collection. And with that I can’t compare the last two, three quarters; this is the best one.

Unidentified Participant

My last question regarding the ICA assembly. Can you tell us how much are made up of your revenues or you don’t disclose this?

Asher Levy—Orbotech Ltd.—CEO

This is Asher. The data I can give you is regarding the overall ECM. Sales—where ICA is part of the business there. We mainly focus on the touchscreen market and on the IC assembly, and for the first half of the year it was about [$14] million all together.

Unidentified Participant

Okay, that is it for my side. Great quarter.

Operator

Mahesh Sanganeria.

Mahesh Sanganeria—RBC Capital Markets—Analyst

Thank you very much. Quickly, on the service, you said this year will exceed $148 million so that means we are probably seeing most of the growth in September quarter coming from service? Is that an accurate estimation?

Doron Abramovitch—Orbotech Ltd.—Corporate VP & CFO

Not totally accurate. The second half will be stronger than the first half on the surface, but the growth from second to the third should come from the service and the FPD.

Mahesh Sanganeria—RBC Capital Markets—Analyst

And FPD. So follow up on FPD; do you think the market is stabilizing at these or slightly higher levels, or do you see a big ramp coming in this market? And if you can talk a little bit about what are the drivers for the FPD market going forward?

Asher Levy—Orbotech Ltd.—CEO

So we definitely see the market being more active. If we measure that by the level of discussions and activities with customers, we see basically sequential growth quarter over quarter this year and we are expecting much better results for 2013. Most of the growth obviously, and we said that several times in the past, is in the context of China.

But definitely we see more discussions, spec discussions with customers these days and also customers visiting our R&D centers to discuss and evaluate their future needs. So all-in-all we see an increased level of activity, and as I said, most of it is in the context of China.

Mahesh Sanganeria—RBC Capital Markets—Analyst

And on the PCB side, the run rate is still below the 2000 peak level. Do you see drivers to come back to that peak level sometime next year? Is that something we can start thinking about maybe middle of next year, go to the last peak of $59 million or so?

Asher Levy—Orbotech Ltd.—CEO

So we see a constant increase, a constant improvement in the level of activity for us in the PCB market. We are getting very close to the levels that we saw in 2011. Some of the upcoming introduction of new products will definitely support our objective to grow the business to the level of 2011 and beyond.

Mahesh Sanganeria—RBC Capital Markets—Analyst

Okay. Thank you very much.

Operator

[Tavi Rosner].

Tavi Rosner Analyst

Good afternoon. You mentioned opportunities in the LCD in China. I was wondering if you saw any signs of expansion in Korea.

Asher Levy—Orbotech Ltd.—CEO

Not really expansions. We see extensions, slight extensions to existing lines, but also that is quite limited. Most of the activities that we see in the context of our Korean customers in the LCD are also related to the investment in China.

Tavi Rosner Analyst

Okay, understood. Thank you.

Operator

Andrew Abrams.

Andrew Abrams—Avian Securities—Analyst

Can you speak a little bit to the Chinese customers? How many Chinese customers are you engaged with? And when I say engaged with, are you actively producing or delivering product to at this point? And are there any non-LCD customers in there that would be building other lines other than LCD?

Asher Levy—Orbotech Ltd.—CEO

So there are the local Chinese customers, I am sure you are familiar with some of the names like BOE and China Star. They are the Koreans that are investing in China. There are some somewhat limited investment of Taiwanese companies in China, like AUO. And there are some planned investment joint venture between Japanese companies and local Chinese companies that are also already established LCD factories in Japan but are planning to add additional production there.

Andrew Abrams—Avian Securities—Analyst

And are you engaged with all of those or —?

Asher Levy—Orbotech Ltd.—CEO

Yes, we are.

Andrew Abrams—Avian Securities—Analyst

Okay. Can you talk for a little bit about the PCB utilization levels that you are seeing out there? Are we still at relatively high levels?

Asher Levy—Orbotech Ltd.—CEO

So at the end of the second quarter and going into the first month of Q3 utilization levels were slightly below what we saw in most of Q2. Nevertheless, the pipeline is quite healthy in terms of orders that were already closed and business discussions.

Our customers are reporting that they are expecting a good H2. Some of that is the fact that they are counting on some new product launches that are expected to come to the market soon. And also, as we know, from end or middle of the third quarter to the end of the year we also have the affect of the end of the year increased capacity utilization.

Andrew Abrams—Avian Securities—Analyst

Thank you. Lastly, the changes in your new structure, is that going to affect R&D spending at all? Is it going to change R&D spending or should we consider R&D spending running roughly the same as it has been in the past?

Asher Levy—Orbotech Ltd.—CEO

Running approximately the same as in the past, but with location that will help us better support or more effectively support some growth initiatives that we want to promote.

Andrew Abrams—Avian Securities—Analyst

Got it. And what about acquisitions? Is this going to step up your acquisition path in terms of the new structure?

Asher Levy—Orbotech Ltd.—CEO

Acquisitions were and still are a significant part of our growth strategy. Of course, we expect that with our new structure and our more intense focus on growing our business that we will be more active and more focused on searching for the appropriate target for acquisitions.

Andrew Abrams—Avian Securities—Analyst

Got it. Thanks very much.

Operator

(Operator Instructions) At this time there are no questions in queue.

Adrian Auman—Orbotech Ltd.—Corporate VP, IR

Thank you very much for joining Orbotech’s call. Again, if you require any additional information on Orbotech, please visit our website at Orbotech.com. And wish you all have a nice day. Bye.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: August 7, 2013